March 10, 2008

Amanda McManus

Branch Chief - Legal

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Re:	Speedemissions, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed December 19, 2007
File No. 333-146733

Dear Ms. McManus:

We are in receipt of your letter dated January 17, 2008 and appreciate your comments to Pre-Effective Amendment No. 1 to Registration Statement on Form SB-2 (the “Registration Statement”) filed by Speedemissions, Inc. (“the Company”) on December 19, 2007. We are always looking to improve the financial disclosures that we make as a part of our public filings and look forward to working with you on the enhancements outlined in your most recent letter.

Our responses below are in sequence of your comments in your letter, and each comment is reprinted in bold and italics prior to our response in order to aid your review. We have amended the Registration Statement as outlined below and enclose with this letter, in order to aid your review, a marked copy of the Pre-Effective Amendment No. 2 to the Registration Statement dated March 6, 2008 (the “Amended Registration Statement”) to indicate our changes. The financial statements for the year ended December 31, 2006 included in the Amended Registration Statement reflect our revisions in our Annual Report on Form 10-KSB/A for the year ended December 31, 2006, which was filed on February 22, 2008 (the “2006 10-KSB/A”) in response to your comments in your January 17, 2008 letter. In addition, the interim financial statements for the quarter ended September 30, 2007 included in the Amended Registration Statement reflect our revisions in our Quarterly Report on Form 10-QSB/A, which was filed on February 27, 2008 in response to your comments in your January 17, 2008 letter.

The adequacy and accuracy of the disclosure in our filings is the responsibility of the Company. We acknowledge that Staff comments, or changes in response to Staff comments, in the proposed disclosure in the Registration Statement do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Amanda McManus

March 10, 2008

Risk Factors. page 3

1.	Please include a risk factor discussing the fact that the selling shareholders are offering a number of common shares equal to approximately 8 times your currently outstanding equity.

We added a risk factor on page 5 of the Amended Registration Statement under the heading “Our Selling Shareholders are Offering a Number of Common Shares Equal to Approximately Eight Times Our Common Outstanding Equity.”

2.	We note your new disclosure in response to our prior comment number 7. Please revise the risk factor to discuss the dilution to current shareholders that may result from the financing activities discussed.

We revised the risk factor to explain that any financing through equity offerings would result in dilution for our current securityholders.

Selling Security Holders, page 9

3.	We note your response to prior comment 16 and reissue in part. Expand the analysis to address the following points as the previous response was conclusory:

•	how long the selling shareholders have held the securities,

•	the circumstances under which the selling shareholders received the securities,

•	the selling shareholders’ relationship to the issuer,

•	the amount of securities involved, and

•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

In response to the SEC’s comment, the Company respectfully submits that any potential resale of the securities being registered is not an indirect primary offering. Specifically, the Company submits that Global Capital Funding Group LP (“GCFG”) and GCA Strategic Investment Fund Limited (“GCA”), the only two selling securityholders that indicated an affiliation with a broker-dealer, are not acting as a conduit for the Company.

GCFG received the Series A Convertible Preferred Stock and the warrants pursuant to the Settlement Agreement and General Release dated October 14, 2005. This agreement is incorporated by reference as Exhibit 10.18 to the Amended Registration Statement. In this agreement, GCFG surrendered a note with a principal of $1,285,000 and accrued interest of $124,288 for 1,409 shares of Series A Convertible Preferred Stock and warrants. The preferred stock is convertible into 1,174,167 shares of common stock and the warrants are exercisable for 2,400,000 shares of common stock. This agreement was negotiated on an arm’s length basis and the securityholders assumed the risk of loss in the investment. The Company agreed to prepare and file a registration statement for the common stock underlying the preferred stock and warrants on behalf of GCFG.

Amanda McManus

March 10, 2008

The Company’s only relationship with GCFG is that a former officer at GCFG, Bradley A. Thompson, is now a director of the Company. In addition, GCFG has held these securities for over two years. GCFG purchased our securities in the ordinary course of business and has not resold any of these securities since the time of their purchase.

GCA received the Series A Convertible Preferred Stock pursuant to the Subscription and Securities Purchase Agreement dated January 21, 2004. This agreement is incorporated by reference as Exhibit 10.23 to the Amended Registration Statement. In this agreement, GCA received 2,500 shares of Series A Preferred Stock that were convertible into 2,500,000 shares of common stock. These amounts were subsequently increased to a total of 3,724 Series A Preferred Stock convertible into 3,103,333 shares of common stock in the Settlement Agreement and General Release dated October 14, 2005. The agreement was negotiated on an arm’s length basis and the securityholders assumed the risk of loss in the investment. The Company agreed to prepare and file a registration statement for the common stock underlying the preferred stock on behalf of GCA, and registered 2,500,000 shares underlying the preferred stock in the registration statement filed on Form SB-2/A filed on September 28, 2004 (File No. 333-118940).

GCA received the 1,860,000 outstanding shares offered for sale pursuant to the private placement transaction on September 24, 2007. In this transaction, the issuance of the shares of common stock was conditioned upon the delivery by GCA of its warrants to purchase common stock of the Company along with the payment of the $0.15 per share purchase price. GCA surrendered warrants dated October 14, 2005 that were exercisable for the number of shares that the Company is now registering for GCA. The Company agreed to prepare and file a registration statement for the common stock and for the common stock underlying the preferred stock on behalf of GCA.

Bradley A. Thompson, a director of the Company, was also an officer at GCA. GCA is a 10% or more owner of the Company. In addition, GCA held the warrants surrendered in the private placement for almost two years. GCA purchased our securities in the ordinary course of business and has not resold any of these securities since the time of their purchase.

This offering is not similar to an offering by the Company. As noted on page 2 of the Amended Registration Statement, the Company will not receive any proceeds from the sale of securities by the selling securityholders. The Company would receive proceeds from the exercise of warrants. However, the Company would receive the proceeds from the exercise of the warrants whether registered or not. Furthermore, with respect to all of the registered securities, the decision to resell the securities lies solely with the selling securityholders, not with the Company.

We have also revised the table and footnotes beginning on page 9 of the Amended Registration Statement to provide information showing why the resale of securities by any affiliates of broker-dealers is not an indirect primary offering.

Amanda McManus

March 10, 2008

Directors, Executive Officers, Promoters, and Control Persons, page 13

4.	We note your response to prior comment 20 and your statement that none of your directors or executives “currently” sit on the board of directors of any other company. Disclose the directorships that your directors or executives have held in the past at other public or private companies.

We revised page 15 of the Amended Registration Statement to disclose the directorships that our directors or executives have held in the past at other public or private companies. The only past or present directorship missing was Brad Thompson’s service on the Board of Axtive, Inc, which is now disclosed within this section.

Management’s Discussion and Analysis, page 28

5.	Confirm that the three new stores have received the necessary government approvals referenced in the original filing.

All three stores that were in the process of obtaining the necessary government approvals at December 31, 2006 have received the necessary government approvals and are open. These three stores are included in the total of 45 operating stores, as of January 31, 2008, that is disclosed throughout the Amended Registration Statement. Since the stores are open and have received the necessary governmental approvals, we no longer specifically mention these three stores in the Amended Registration Statement.

Employment Agreements and Compensation of Officers, page 40

6.	We note your response to prior comment 30 and reissue in part. We further note that Mr. Parlontieri’s 2006 bonus plan was structured on increases in company revenue and EBITDA and that the compensation committee determines the threshold levels. Please include qualitative and quantitative disclosure regarding the determination of threshold levels or targets. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded, please give us a detailed explanation for such conclusion.

We revised our disclosure in “Employment Agreements and Compensation of Officers” on page 42 of the Amended Registration Statement to include a description of the threshold levels or targets contained in Mr. Parlontieri’s 2006 bonus plan.

Market for Common Equity and Related Shareholder Matters, page 37

7.	Please clarify whether the second 2 charts on page 37 give effect to the reverse stock split or not. It appears that they do, but your new disclosure suggests otherwise.

We replaced the second paragraph of the “Market for Common Equity and Related Shareholder Matters” section on page 38 of the Amended Registration Statement to clarify the information about bid prices presented in the three tables that follow the paragraph.

Amanda McManus

March 10, 2008

Audited Financial Statements for the Year Ended December 31, 2006

Statements of Operations, page F-3

8.	We note from your response to our prior comment 32 that you believe the classification of the disposal of non-strategic assets outside the loss from operations line does not materially distort your operating results for either year presented. However, the classification of the disposal of non-strategic assets as non-operating income is material to your operating income for the nine months ended September 30, 2007. In light of the fact that we believe that the classification of your statement of operations line items should be consistent for all periods presented, please revise to reclassify the (gain)/loss from disposal of non-strategic assets as a component of operating income/loss for all audited and unaudited periods in which statements of operations are presented. See paragraph 45 of SFAS No. l44

As requested, we have reclassified the (gain)/loss from disposal of non-strategic assets in our 2006 10-KSB/A and 10-QSB/A for the quarter ended September 30, 2007, included on pages F-3 and F-30 of the Amended Registration Statement, respectively. These amounts are now included as a component of General and Administrative expenses. We have revised the financials in all periods presented to reflect this reclassification.

9.	We note from your response to our prior comment 33 that you believe the disclosures in the footnotes to the financial statements adequately describe the situation surrounding the settlement agreement in which warrants were issued and recorded as settlement expense in the statement of operations. However, we do not believe that your current disclosure in the notes to the financial statements adequately discloses that the settlement agreement resulted in the recognition of settlement expense due to the issuance of the warrants, or how the settlement expense was calculated or determined. Please revise your notes to the financial statements to discuss the recognition of the settlement expense in the context of the settlement agreement and disclose how the settlement expense was determined or calculated. Your revised disclosure should identify each issuance or modification of warrants that are included in the calculation of the settlement expense and the specific assumptions used in the Black-Scholes model to determine the fair value of those warrants.

We revised “Note 9, Related Party Transactions” in our 2006 10-KSB/A, beginning on page F-23 of the Amended Registration Statement, to expand our disclosure of how we calculated the components of the warrant settlement expense which is reflected in the Statement of Operations.

Statements of Shareholders’ Equity (Deficiency), page F-4

10.

We note from your response to our prior comments 34 and 35 that you issued warrants to GCA as consideration for the issuance of a promissory note. In light of the discrepancy between the two responses, please clarify for us if you issued 20,000

Amanda McManus

March 10, 2008

warrants or 200,000 warrants to GCA as consideration for the issuance of the promissory note. Also, please revise the notes to the financial statements to disclose the method and assumptions used to determine the fair value of the warrants, and how the transaction was recorded. Additionally, please tell us if the 20,000 warrants issued on April 16, 2006 to two consultants for services provided, are the same warrants disclosed in Note 7 on the top of page F-18 as 200,000 warrants issued on April 17, 2006. Please revise your disclosure to include the assumptions and method used to value the warrants and to disclose the amount of expense recognized. Finally, please disclose the vesting provisions of the warrants and explain why the compensation expense was recorded over two quarters in the year ended December 31, 2006.

The actual amount of warrants issued to GCA as consideration for the issuance of the promissory note was 20,000 (as adjusted for the 10 for 1 split) instead of the 200,000 that was included in our response to the previous comment 34. The 20,000 is actually composed of two 10,000 warrants. We revised our disclosure in the notes to the financial statements in our 2006 10-KSB/A, included on page F-20 of the Amended Registration Statement, to clarify the two 10,000 warrants, the assumptions used to determine the fair value and how we recorded the transactions.

The April 16, 2006 warrants and April 17, 2006 warrants are the same transaction, and we have corrected the dates in the 10-KSB/A and the Amended Registration Statement to reflect the correct date of April 17, 2006. The assumptions used in the Black-Scholes pricing model are listed at the beginning of the Warrant section within Note 7 of the financial statements, beginning on page F-19 of the Amended Registration Statement. We revised our disclosure to explain how we valued and accounted for the 200,000 warrants. We also expanded our disclosure to address the vesting of these warrants and the related expense of these warrants in two quarters. Seventy-five percent, or 150,000, of these warrants vested immediately and the remaining 50,000 vested on October 1, 2006. We computed the fair value of the warrants as of the date of the grant utilizing the Black-Scholes options pricing model. We expensed the total amount of the computed fair value ($60,152) in the quarters that the vesting occurred ($45,114 and $15,038, respectively).

Notes to the Financial Statements

-General

11.

We note from your response to our prior comment 36 that you believe your relationship with GCA Strategic Investment Fund Limited and its affiliate and Barron is adequately disclosed in the notes to the financial statements. However, we believe that your disclosure in the notes to the financial statements does not clearly disclose the potential control relationship these two entities may have based on their ownership of your outstanding common shares. As previously requested, please revise the footnotes to the financial statements to disclose the existence of this potential control relationship of GCA Strategic Investment Fund Limited with respect to your

Amanda McManus

March 10, 2008

outstanding common shares. Additionally, please revise the notes to disclose the potential ownership by Baron (sic) upon conversion of Series B Convertible Preferred Stock. Refer to the requirements of paragraph 2 of SFAS 57.

We revised our footnotes to the financial statements in our 2006 10-KSB/A, included on page F-28 of the Amended Registration Statement, to disclose the existence of the potential control relationship of GCA Strategic Investment Fund and Barron Partners LP.

Note 1. Organization and Summary of Significant Accounting Policies

- Impairment of Long Lived Assets

- Goodwill, page F-8

12.	We note from your response to our prior comment 37 that fair value was determined using the present value of future cash flows for each reporting unit. However, we do not believe that your response completely addresses our prior comment. In light of your continued operating net losses, please tell us the detailed assumptions used in your impairment analysis of goodwill that resulted in the fair value of each reporting unit being greater than the carrying value.

The operating results from store operations, including the reporting unit(s) of stores acquired via acquisitions are profitable except for the stores acquired when we purchased State Inspections of Texas in 2004. The Company’s net losses have resulted mainly from our corporate general and administrative expenses and one time charges in 2006 and 2005 for the goodwill impairment relating to State Inspections of Texas and the warrant settlement expense in 2005.

We evaluate goodwill for impairment annually or whenever an impairment indicator arises in accordance with Statement of Financial Accounting Standards No. 142 Goodwill and Other Intangible Asset (“SFAS 142”). We evaluate the goodwill on a reporting unit basis as that was the source of the goodwill. We used the following assumptions in each impairment analysis of goodwill to achieve an expected rate of 21.26%.

•	Riskless rate – 20 year bond 4.60%

•	Equity risk premium 6.30%

•	Risk premium for size 6.36%

•	Extra premium for size 4.00%

At December 31, 2006 and 2005, we compared the fair value of the individual reporting units for which the goodwill relates to their respective carrying amounts, including goodwill. We discovered that goodwill relating to the goodwill recorded from the acquisition of the assets of State Inspections of Texas, Inc. was impaired as of December 31, 2006 and 2005. We wrote off

Amanda McManus

March 10, 2008

the remaining recorded value of the goodwill and related purchased assets of State Inspections of Texas, Inc. and recorded an impairment charge of $1,071,007 and $97,000 consolidated statements of operations for the years ended December 31, 2006 and 2005. Based on our evaluation of impairment in accordance with SFAS 142, there were no other goodwill impairment issues at the other reporting units.

Note 7. Equity Transactions.

13.	We note from your response to our prior comment 38 that the common stock issued was based on the closing price of the shares on the day prior to the exchange or acquisition and the warrants issued were valued using the Black-Scholes Model. We also note that you propose to expand the disclosures in your next Form 10-KSB. However, we believe that the notes to the financial statements included in the Form SB-2 should clearly disclose how you valued the shares or warrants issued in each non-cash stock transaction. As previously requested, please revise the notes to your financial statements to explain how you valued the shares issued and/or the related consideration received in each of the non-cash stock transactions during 2005 and 2006. Include in your revised disclosure the assumptions used in the Black-Scholes model for valuing the warrants issued.

We revised Note 7 to our financial statements in our 2006 10-KSB/A, beginning on page F-13 of the Amended Registration Statement, to explain how we valued the shares or warrants issued in each non-cash transaction. We also added the amount expensed in the financial statements relating to each issuance, if applicable. We also revised our disclosure to include the assumptions used in the Black-Scholes model for valuing the warrants issued. We used the same assumptions for most of the warrants we issued. We separately disclosed any assumptions that were different from the main assumptions used.

- Preferred Stock

14.	We note from your response to our prior comment 39 that you allocated $106,472 of the proceeds to the warrants and $6,313,528 to the convertible preferred stock. However, we do not believe that your response adequately responds to our prior comment. As previously requested, please tell us how you analyzed the convertible preferred stock for the existence of a beneficial conversion feature. See EITF 98-5 and 00-27. Also, please revise Note 7 to disclose the amount of proceeds allocated to the warrants and preferred stock.

We revised Note 7 to our financial statements in our 2006 10-KSB/A, beginning on page F-13 of the Amended Registration Statement, to discuss how we analyzed the convertible preferred stock for the existence of a beneficial conversion feature, and to disclose the amount of proceeds allocated to the warrants and preferred stock.

Amanda McManus

March 10, 2008

- Stock Incentive Plans

15.	We note from your response to our prior comment 42 that you agree that the effect of the adoption of SFAS No. 123R on earnings per share should have been disclosed and you will do so on a prospective basis. However, we believe that this change, as well as the effects of the adoption of SFAS No. 123R on cash flow from operations and cash flow from financing activities, should be disclosed in the notes to the financial statements in your Form SB-2. Please revise accordingly.

We revised Note 7 to our financial statements in our 2006 10-KSB/A, beginning on page F-13 of the Amended Registration Statement, to include the reference to the Statement of Cash Flows and the effect of the adoption of SFAS No. 123R had in the reconciliation of net cash provided by operating activities. There was no effect on cash flow from financing activities as there were no stock options exercised for the periods presented.

16.	We note from your response to our prior comment 43 that you have revised Note 7 to include some of the requested disclosures and propose to include the remaining disclosures in your next Form 10-KSB filing. However, we believe that your current disclosures in the Form SB-2 should include all disclosures required by SFAS No. 123R. As previously requested, please revise your notes to the financial statements to include all disclosures set forth in paragraph A240 of SFAS No. 123R. These disclosures would include:

•	Weighted average grant date fair value of options granted in 2005

•	Total fair value of shares vested during 2005 and 2006

•	As of December 31, 2006, the weighted average period over which the total compensation cost related to nonvested awards not yet recognized is expected to be recognized.

We revised Note 7 to our financial statements in our 2006 10-KSB/A, beginning on page F-13 of the Amended Registration Statement, to include the requested disclosures. The weighted average grant date fair value of options granted in 2005 and the total fair value of shares vested during 2005 and 2006 are included within the table on page F-18. We also added a disclosure on page F-19 to indicate the weighted average period over which the unrecognized stock-based compensation expense related to nonvested stock options is expected to be recognized.

- Warrants

17.	We note from your response to our prior comment 44 that you believe the information included in your Note 7 provides enough detail to allow investors to understand the nature and impact of the warrant transactions for the periods disclosed. However, due to the significant amount of transactions in which warrants were issued we believe that the reader of you Form SB-2 would benefit from a table that clearly provides the details of your warrant activity. As previously requested, please revise to include a table of all warrant activity during the years ended December 31, 2005 and 2006 and which includes the beginning and ending balances of warrants outstanding for each of those periods.

Amanda McManus

March 10, 2008

As requested, we revised Note 7 to our financial statements in our 2006 10-KSB/A, included on page F-20 of the Amended Registration Statement, to include a table of all warrant activity during the years ended December 31, 2005 and 2006. This table includes the beginning and ending balances of warrants outstanding for each of these periods.

18.	We note from your response to our prior comment 45 that you will expand your disclosure regarding the value of the issuance of the 200,000 warrants on April 17, 2006 in future filings. However, we believe that this disclosure should be included in Note 7 in your Form SB-2. As previously requested, please revise your note to disclose how you valued and accounted for the 200,000 warrants issued on April 17, 2006 for services rendered. Your revised disclosure should include the assumptions used in the Black-Scholes model valuation. Also, please tell us whether your response to our prior comment 35 that you expensed $45,114 and $15,038 related to the issuance of 20,000 warrants on April 16, 2006, relates to this issuance of 200,000 warrants on April 17, 2006. If so, please clarify for us, and in your disclosures, the total amount of compensation expense recognized for this issuance of warrants. If not, please clarify for us the difference between the two warrant issuances.

The April 16, 2006 warrants and April 17, 2006 warrants are the same transaction, and we have corrected the dates in the 10-KSB/A and the Amended Registration Statement to reflect the correct date of April 17, 2006. The assumptions used in the Black-Scholes pricing model are listed at the beginning of the Warrant section within Note 7 of the financial statements, beginning on page F-19 of the Amended Registration Statement. We revised our disclosure to explain how we valued and accounted for the 200,000 warrants. We also expanded our disclosure to address the vesting of these warrants and the related expense of these warrants in two quarters. Seventy-five percent, or 150,000, of these warrants vested immediately and the remaining 50,000 vested on October 1, 2006. We computed the fair value of the warrants as of the date of the grant utilizing the Black-Scholes options pricing model and assumptions above. We expensed the total amount of the computed fair value ($60,152) in the quarters that the vesting occurred ($45,114 and $15,038, respectively).

Note 9. Related Party Agreements

- Settlement Agreement, page F-20

19.	We note from your response to our prior comment 46 that the newly issued preferred stock did not have any beneficial conversion features as there were no warrants attached or embedded in the preferred stock. However, even if there are no warrants associated with the preferred stock, the fact that the preferred stock is convertible, requires the conversion feature of the preferred stock to be analyzed under EITF 98-5 and EITF 00-27 for the existence of a beneficial conversion feature. Please provide us your analysis of the existence of a beneficial conversion feature at the time of issuance of the convertible preferred shares. Also, in light of your response that you considered the fair value of the new warrants to be the cost of the settlement, please explain to us why you believe it was appropriate not to record an expense for the modification of the exercise price of the existing warrants.

Amanda McManus

March 10, 2008

In connection with the Settlement Agreement by and among the Preferred Stockholders of the Company and the Company, the Company issued 2,633 shares of Preferred Stock A in settlement of certain obligations that were outstanding to the holders of Preferred Stock A as follows:

a. In exchange for converting a secured promissory note in the amount of $1,285,000 and accrued interest of $124,288, an aggregate amount of $1,409,288, the Company issued 1,409 shares of Preferred Stock A. The 1,409 shares of Preferred Stock A are convertible into 1,174,162 shares of common stock. The market price of the common stock on the date of the settlement agreement was $1.20 per share for an aggregate value of $1,408,994. The difference in the values was $293 and was due to rounding as a result of the reverse stock split on January 20, 2006.

b. In exchange for converting all amounts due and owing under the $350,000 principal amount promissory note, the $300,000 principal amount, the $110,000 principal amount, accrued interest of $160,704 and accrued dividends of $302,847, an aggregate amount of $1,223,551, the Company issued 1,224 shares of Preferred Stock A. The 1,224 shares of Preferred Stock A are convertible into 1,019,996 shares of common stock. The market price of the common stock on the date of the settlement agreement was $1.20 per share for an aggregate value of $1,223,995. The difference in the values was $444 and was due to rounding as a result of the reverse stock split on January 20, 2006.

Since the value assigned to the Preferred Stock A was equivalent to the value of the Company’s common stock as to which the Preferred Stock A was convertible as of the date of the agreement the Preferred Stock A did not contain a beneficial conversion. The value of the warrants issued was expensed and characterized as Warrant Settlement Expense as the related debt was no longer outstanding. The company considered the repricing of the existing outstanding warrants to be a capital transaction since there was no change in assets or liabilities due to the reduction of the exercise price and therefore only a reclassification within Additional Paid in Capital.

Note 10. Business Acquisition, page F-21

20.	We note from your response to our prior comment 48 that you have included the audited financial statements of Mr. Sticker for the years ended March 31, 2005 and 2004 and the unaudited financial statements for the six months ended June 30, 2005. Please revise the audit opinion on page F-35 to include the name of the independent accounting firm and the city and state where issued. See Rule 2-02 of Regulation SX. Also, please revise the unaudited interim statements to reflect the three month period ended June 30, 2005 and to include the statement of cash flows and any applicable notes to the financial statements.

Amanda McManus

March 10, 2008

Our auditors have revised their audit opinion to include the name of the independent accounting firm and the city and state where issued. We have also included the unaudited interim statements to reflect the three month period ended June 30, 2005.

Note 11. Risks and Uncertainties, page F-23

- Arrangements with Shareholders

21.	We note from your response to our prior comment 50 that you maintain that the redemption of Series A is remote, thus meeting the not probable condition in EITF D-98 and the current classification as permanent equity is appropriate. However, as indicated in paragraph 4 of EITF D-98, the possibility that any triggering event that is not solely within the control of the issuer could occur, without regard to probability, would require the security to be classified outside of permanent equity. In light of your response to our comment, we continue to believe that the redemption requirements for the Series A Preferred Stock are outside the control of the Company, and we believe the Series A Preferred Stock should be presented outside of permanent equity on the face of the balance sheet in accordance with the guidance in EITF Topic D-98. Please revise your financial statements accordingly.

We revised our financial statements to present Series A Preferred Stock outside of permanent equity on the face of the balance sheet(s) presented.

Interim Financial Statement for the Nine Months Ended September 30, 2007

Note to the Financial Statements

General

22.	We note that your notes to the interim financial statements for the nine months ended September 30, 2007, appear to exclude some of the disclosures that were included in the notes to the interim financial statements for the six months ended June 30, 2007, which were included in your initial Form SB-2. Please revise to include the following disclosures:

•	the property and equipment note disclosing the Gwinnett County taking of certain property

•	debt payable note disclosing the details of the debt repayment during the nine months ended September 30, 2007

We have revised our Quarterly Report on Form 10-QSB/A for the quarter ended September 30, 2007, which was filed on February 27, 2008, to include the requested disclosures. These additional disclosures are included in the interim financials beginning on page F-29 of the Amended Registration Statement.

Amanda McManus

March 10, 2008

Note 3. Stockholders’ Equity

23.	We note from your response to our prior comment 52 that you have included a subsequent events note that discloses the nature and terms of the transactions which resulted in an increase in common shares outstanding subsequent to June 30, 2007. Please note that the intention of our prior comment was that all share transactions that have occurred since December 31, 2006 should be disclosed in your notes to the interim financial statements. We note that you have disclosed the private placement transaction of 2,127,150 shares in September 24, 2007, however this disclosure appears to have replaced the disclosure of the 71,430 shares issued for the 2005 Just Inc. acquisition which was previously disclosed in your June 30, 2007 interim financial statements. Please revise the notes to the interim financial statements to include all stock transactions that have occurred in the nine months ended September 30, 2007, including the transaction in which 71,430 shares were issued for the 2005 acquisition of Just, Inc.

We have revised the notes to our Quarterly Report on Form 10-QSB/A for the quarter ended September 30, 2007, which was filed on February 27, 2008, to include the requested disclosures. These additional disclosures are included in the interim financials beginning on page F-29 of the Amended Registration Statement.

24.	We note your disclosure that on September 24, 2007 you issued 2,127,150 shares of common stock pursuant to a private placement for a cash purchase price of $.15 per share plus the surrender of warrants to purchase 2,127,150 shares of common stock. Please tell us the original conversion terms of these warrants and explain to us why they were not exercised in accordance with their conversion terms. Also, please tell us if this transaction was with a related party. We may have further comment upon receipt of your response.

The Company needed cash in order to fund its expansion into the Dallas, Texas and St. Louis, Missouri markets, and looked to its existing securityholders to obtain such cash. None of our warrantholders would have exercised their warrants, given that the price of our common stock was (and still is) substantially lower than any of the exercise prices of the outstanding warrants. Therefore, we conducted a private placement offering for a limited time period to provide warrantholders an opportunity to purchase shares of our common stock for $0.15 per share, plus the surrender of warrants equal to the number of shares purchased. We believe this offering presented the only opportunity for the Company to raise needed cash to proceed with the expansion plan. The only related parties who purchased our common stock in this transaction were Richard A. Parlontieri, GCA Strategic Investment Fund Limited and Global Capital Funding Group, L.P.

The 2,127,150 warrants surrendered did not contain special conversion terms. The original exercise prices for these warrants are shown in the table below.

Amanda McManus

March 10, 2008

Warrant Holder	Number of Convertible Warrants	Original Exercise Price	Number of Warrants Surrendered

GCA Strategic Investment Fund Ltd.	250,000	$1.20	250,000
GCA Strategic Investment Fund Ltd.	10,000	$1.20	10,000
GCA Strategic Investment Fund Ltd.	1,600,000	$1.20	1,600,000
Lewis Lester	12,500	$2.50	12,500
Mike Brown	12,500	$2.50	12,500
Richard A. Parlontieri	45,000	$10.50	45,000
Richard A. Parlontieri	45,000	$7.50	45,000
Richard A. Parlontieri	25,000	$2.50	10,000
Gerald Amato	170,000	$1.00	100,000
Stephen Booke	30,000	$1.00	20,000
Michael Vuocolo	7,150	$7.50	7,150
Robert L. Bilton	15,000	$7.50	15,000

	2,222,150		2,127,150

Note 7. Subsequent Events

25.	We note your disclosure that on October 12, 2007 Barron Partners LP and Global Capital Funding Group LP surrendered their warrants for the same number of warrants with lower exercise prices. Please explain to us, and disclose in your notes, how you will account for this modification of warrants.

We consider the reduction of the exercise prices of the warrants held by Barron Partners, LP and Global Capital Funding Group LP to be a capital transaction and will result in a reclassification within Additional Paid In Capital with a net effect of zero. We have added this disclosure to the notes accompanying the financial statements for both the three and nine months ending September 30, 2007. See page F-40 of the Amended Registration Statement.

Updated Financial Statements

26.	The financial statements should be updated, as necessary, to comply with Rule 3-10 (g) of Regulation S-B at the effective date of the registration statement.

The most recent financial statements available have been included in the Amended Registration Statement.

27.	Provide a currently dated consent from the independent public accountant in the amendment.

The appropriate consent has been obtained and included as an exhibit to the Amended Registration Statement.

Amanda McManus

March 10, 2008

Part II

Recent Sales of Unregistered Securities, page II-1

28.	Refer to the first bullet point under this heading. Explain how the purchasers’ status as existing stockholders contributes to establishing an exemption under 4(2).

We revised the first bullet point under the heading “Recent Sales of Unregistered Securities” to correct the exemption upon which we relied. Please see page II-I of the Amended Registration Statement.

29.	For each issuance where services were the consideration, indicate the value of the services and describe in reasonable detail what services were rendered.

We have revised the bullet points under the heading “Recent Sales of Unregistered Securities” to include the value and type of the services rendered. Please see page II-I of the Amended Registration Statement.

30.	We note your response to prior comment 54 and reissue in part. You provided that on October 12, 2007 Barron Partners LP and Global Capital Funding Group LP exchanged their warrants for the same number of warrants with lower exercise prices. Please revise the disclosure to provide for this transaction.

We will revise our disclosure under “Recent Sales of Unregistered Securities” to include this warrant modification transaction at the time we further amend the Registration Statement in order to include the legal opinion of our counsel.

Any questions regarding the above responses or the Amended Registration Statement can be directed to me at (770) 306-7667 or to Bruce Parsons at (205) 458-5303.

Thank you for your attention to this filing and response.

Very truly yours,

Michael S. Shanahan
Chief Financial Officer